Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Common Stock
of

AKILI, INC.

A Delaware corporation
at
An Offer Price per Share of $0.4340

Pursuant to the Offer to Purchase

Dated June 3, 2024
by

ALPHA MERGER SUB, INC.
a wholly owned subsidiary of

VIRTUAL THERAPEUTICS CORPORATION
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.
EASTERN TIME JULY 1, 2024, UNLESS THE OFFER IS EXTENDED
OR EARLIER TERMINATED.

June 3, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Alpha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akili, Inc., a Delaware corporation (“Akili”), for $0.4340 per Share in cash, upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. After careful consideration, the Akili board of directors (the “Akili Board”) has duly and unanimously: (i) determined that the terms of Offer, the Merger and the other transactions contemplated by the Agreement and Plan of Merger, dated as of May 29, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Akili, Parent and Purchaser) (collectively, the “Transactions”) are fair to and in the best interests of Akili and the Akili stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Akili of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time (as defined in the Offer to Purchase), and (iv) resolved to recommend that Akili’s stockholders accept the Offer and tender their Shares pursuant to the Offer, which resolutions shall not be subsequently rescinded, modified or withdrawn in any way, except in connection with a Superior Company Proposal (as such term is used in the Merger Agreement).
The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 13 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to the Broadridge Corporate Issuer Solutions, LLC (the “Depositary and Paying Agent”) for your use only.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern time, on July 1, 2024, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
Broadridge Corporate Issuer Solutions, LLC
Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717

Banks, Brokers and Stockholders Call Toll Free: 1-855-793-5068
E-mail: Shareholder@Broadridge.com